File No: 82-34864

RBC

RosBusinessConsulting

RBC: proposal to acquire Vedomosti is in force

Moscow, December 13, 2005 – In response to numerous inquiries regarding a lawsuit reportedly filed by Vedomosti against RBC today, the company would like to make the following statement.

This summer, OAO RBC Information Systems (**RBC, MICEX: RBCI**) began negotiations with Vedomosti management regarding possible acquisition of the newspaper. The talks proved long. To speed up the process of negotiations, we came up with a public proposal to Vedomosti shareholders and were surprised to hear about a lawsuit filed against us. Since no notice of such a claim has reached us so far, therefore, we cannot give any legal comments on this document. We take this lawsuit as a certain kind of response from Vedomosti or an invitation to get back to the negotiations. We see no legal grounds for accusing us of violation of anyone's copyrights.

RBC Information Systems is one of the few Russian media companies with an impressive number of highly qualified specialists (journalists, analysts, correspondents, editors, etc.) who collect information from original sources, which many other media groups do not do as they simply rebroadcast somebody else's information.

We believe that the real aim of the lawsuit is to create publicity that could influence the negotiations, rather than judicial aspects.

OAO RBC Information Systems reconfirms its proposal to Vedomosti shareholders to acquire 100% in the newspaper.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

Public Offer to Shareholders of the Vedomosti Newspaper

(12.12.2005) OAO RBC Information Systems offers shareholders of ZAO Business News Media, the founder and publisher of the Vedomosti newspaper, to sell 100% of shares in ZAO Business News Media. OAO RBC Information Systems expresses the readiness to make this transaction at a price of $56m. This offer shall be effective from December 12, 2005 to February 1, 2006.

Those shareholders, who agree with the conditions of the transaction, may address their written applications to Yury Rovensky, General Director of OAO RBC Information Systems, Profsoyuznaya str.,78.